Exhibit 99.1

FOR IMMEDIATE RELEASE

Eco Wave Power Hits Historic Milestone, Launches First-Ever U.S. Wave Energy Project at Port of Los Angeles

Historic Launch Showcases Scalable Technology, Supported by Government Initiatives and Strategic Partnerships

Los Angeles, CA – September 10, 2025 – Eco Wave Power (Nasdaq: WAVE), a global leader in onshore wave energy technology, has achieved a major breakthrough for renewable energy in the United States: the successful launch of its first U.S. wave energy project at the Port of Los Angeles, developed in collaboration with AltaSea and Shell Marine Renewable Energy (MRE).

This historic project marks the first onshore wave energy installation in the U.S., showcasing Eco Wave Power’s patented, award-winning technology and setting the stage for large-scale wave energy deployment along America’s coastlines and worldwide.

The demonstration site features floaters, which capture the motion of ocean waves to generate renewable electricity — proving the technology’s potential to deliver reliable and clean power. While still in demonstration mode, this project provides a key foundation for commercial-scale operations, positioning Eco Wave Power as the frontrunner in the emerging U.S. wave energy sector.

The launch comes at a pivotal time for California, aligning with the state’s bold climate policies and Senate Bill 605, which calls for the creation of a comprehensive wave energy roadmap. Federal support is also growing, led by Congresswoman Nanette Díaz Barragán, who recently introduced the Marine Energy Technologies Acceleration Act, a $1 billion initiative to scale marine energy across the nation.

Giving opening remarks, Congresswoman Nanette Díaz Barragán stated:

“Eco Wave Power made history by deploying its innovative wave energy technology into U.S. waters for the very first time. This milestone shows incredible potential for wave energy to power our communities with clean, renewable electricity, while creating jobs and protecting our environment. I am proud to support Eco Wave Power and to lead the Marine Energy Technologies Acceleration Act in Congress, so we can accelerate wave energy development across the country. Congratulations to Eco Wave Power on this groundbreaking achievement!”

Inna Braverman, Founder and CEO of Eco Wave Power, emphasized the importance of this moment:

“California has been a pioneer for climate policy, and we are proud to see wave energy included in Senate Bill 605, calling for a full roadmap for wave energy in California. At the federal level, we applaud the leadership of Congresswoman Barragán for introducing the Marine Energy Technologies Acceleration Act, a $1 billion initiative to scale marine energy nationwide. This project shows that with the right policy, we can turn innovation into reality. And we’re just getting started.

Today, I’m excited to announce that our next projects are already being prepared in Taiwan, India, and Portugal. Wave energy has enormous potential — it is predictable, reliable, and available right here on our coastlines. With projects like this, we are proving that wave energy is not just the future — it is here, now. So, let’s celebrate this milestone together. Because today, we are not just cutting a ribbon — we are opening the door to a new era of clean energy for California and for the world.”

Terry Tamminen, President and CEO of AltaSea said: “AltaSea is a blue economy. We support researchers that are creating intellectual property, like Eco Wave Power, to make sure that they can scale up these technologies and make them practical and successful all over the world. Eco Wave Power is one of those exciting technologies that is ready to scale. It’s already around the world, and it’s only going to get bigger because it has solved many of the problems that other technologies has come up against, for harnessing something as challenging as wave energy. It takes a real clever technology, and I want to say genius, to be able to figure this out.”

Michael J. Galvin, Director of Waterfront and Commercial Real Estate at the Port of Los Angeles, emphasized the local significance:

“The San Pedro Bay Port Complex has big goals to get to zero emissions in the next decade. We can only do this with significantly scaled-up local energy generation. Projects like this are super important to get us there. We can’t do it without localized energy sources, and this project provides us the ability to get there — to make this port the cleanest it can be. That’s a critical component of the port’s goals over the next decade.

We really applaud AltaSea, and we applaud Eco Wave Power’s adaptive reuse of a very old port structure that is not used for anything else and now will be used to demonstrate how energy can be generated out of the ocean. We are really happy to be using the power of the ocean to continue the efforts here and bring the technologies and solutions that we need at the Port of Los Angeles to get to zero emissions in our port complex.”

Laura Richardson, Member of the Senate, 35th District, California State Legislature, presented a certificate of recognition to Inna Braverman, stating:

“In honor of your Grand Opening Ceremony at AltaSea and in recognition of achieving the first wave power station in the United States, we celebrate your commitment to energy innovation and wish you continued growth and success.”

Tim McOsker, Council Member, 15th District, also presented Eco Wave Power with a certificate, noting:

“On behalf of the City of Los Angeles and the One-Five, congratulations on the grand opening of your first wave power station in the United States! This is a remarkable milestone — not just for your team, but for the future of clean energy. As you expand your groundbreaking technology across the globe, we look forward to seeing the powerful impact you will continue to make in shaping a brighter, greener future.”

The event drew a global audience, with Eco Wave Power’s partners traveling from Taiwan, Africa, and other parts of the world, underscoring the international momentum for wave energy development.

Sandra Lee, speaking on behalf of CY Huang, Chairman of I-Ke, shared details of Eco Wave Power’s upcoming project in Taiwan:

“Taiwan offers a unique combination: a strong wave climate, a sophisticated marine and power-electronics manufacturing base, and one of Asia’s most ambitious net-zero policy commitments by 2050. This makes it an ideal environment for wave energy commercialization. That is why I-KE has completed a detailed feasibility study and is now preparing to launch a pilot at Suao Port, with a roadmap to grow to 400 MW in the near future.

Wave energy also provides reliable, local, and sustainable power for energy-intensive industries, such as data centers, supporting the growing demand for cloud computing and AI-driven services. Just as the LA pilot turns that port into a living laboratory, Suao will become a blueprint for replication across Taiwan’s working harbors — and eventually across the region. From Los Angeles to Suao, we share the same mission: turning the energy of the ocean into dependable, scalable, and bankable power. We look forward to welcoming the EWP team to Taiwan and celebrating the commissioning of our pilot as the next step toward large-scale deployment.”

Wilfred Emmanuel, CEO of Africa Great Future Development, highlighted Africa’s growing role:

“Africa faces critical energy challenges. In South Africa alone, over 80% of electricity is still generated from coal-fired power plants, and communities and industries continue to experience power shortages. At the same time, our continent has tremendous untapped renewable resources. With more than 2,800 kilometers of coastline, South Africa has enormous wave energy potential to diversify the energy mix, reduce reliance on fossil fuels, and provide sustainable, reliable electricity to underserved communities and industries.

That is why Africa Great Future Development is proud to partner with Eco Wave Power to conduct a feasibility study for a potential wave energy power station at the Port of Ngqura in the Eastern Cape Province. The port’s deep-water infrastructure and exposure to strong ocean waves make it an ideal location to demonstrate the value of wave energy on the African continent.

To promote this vision, we have plans to expand to other ports in South Africa, and a new location in Kenya is already at an advanced stage. Our collaboration with Eco Wave Power is focused on delivering long-term, practical impact. Wave energy can play a transformative role in Africa’s renewable energy future — supporting economic growth, sustainability, and energy security. Together, we are taking the first steps toward a project that could bring measurable benefits to communities, industries, and the broader energy system.

The global expansion of Eco Wave Power — from Israel to the United States, Portugal, Taiwan, and India — demonstrates that wave energy is ready to move from pilot projects to real-world solutions. Africa is next, and we are proud to be part of this journey.”

The launch generated national media attention, with coverage from Good Morning America, CNN, the Los Angeles Times, and the Associated Press, all highlighting the significance of U.S.-based wave energy deployment and its potential to contribute to California’s clean energy goals.

About Eco Wave Power Global AB (publ)

Eco Wave Power (NASDAQ: WAVE) is a pioneering onshore wave energy company transforming ocean and sea waves into clean, cost-efficient electricity using its patented and intelligent technology.

With a strong commitment to addressing climate change, the company developed and operates Israel’s first grid-connected wave energy power station-recognized as a “Pioneering Technology” by the Israeli Ministry of Energy and co-funded by EDF Renewables IL.

Eco Wave Power is actively expanding its global footprint, with upcoming projects planned in the Port of Los Angeles, Portugal, Taiwan, and India-contributing to a growing project pipeline of 404.7 MW.

The company has earned support and recognition from leading international organizations, including the European Union Regional Development Fund, Innovate UK, and the Horizon 2020 program, and is a proud recipient of the United Nations Global Climate Action Award.

Eco Wave Power’s American Depositary Shares are listed on the Nasdaq Capital Market under the symbol “WAVE.” For more information, please visit www.ecowavepower.com.

Note: Information available on or through the websites mentioned herein does not form part of this press release.

For press inquiries, please contact: info@ecowavepower.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements in this press release when it discusses its expectation that the successful launch of the Company’s first U.S. wave energy project at the Port of Los Angeles is opening the door to a new era of clean energy for California and for the world, the expectation that the pilot launch at Suao Port will become a blueprint for replication across Taiwan’s working harbors, and the Company’s plans to expand to other ports in South Africa. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will”, or variations of such words, and similar references to future periods. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on March 3, 2025, which is available on the on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.

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